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CUSIP No. 883906406


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ThermoEnergy Corporation
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    883906406
                                 (CUSIP Number)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                       1900 Avenue of the Stars, 19th Fl.
                              Los Angeles, CA 90067
                                 (310) 201-7553

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 28, 2009
             (Date of Event Which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /_/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 883906406


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (A) /X/
                                                                         (B) /_/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             /_/

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          32,953,334
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            32,953,334

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         32,953,334

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             /_/

(13)     Percent of Class Represented by Amount in Row (11)
         41.3% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 79,825,117 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

                                       2
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CUSIP No. 883906406

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) /_/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             /_/

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          32,953,334
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            32,953,334

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         32,953,334

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             /_/

(13)     Percent of Class Represented by Amount in Row (11)
         41.3% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 79,825,117 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

                                       3
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CUSIP No. 883906406


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) /_/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          32,953,334
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            32,953,334

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         32,953,334

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             /_/

(13)     Percent of Class Represented by Amount in Row (11)
         41.3% (1)

(14)     Type of Reporting Person (See Instructions)
         OO

-------------------------
(1) Based on 79,825,117 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

                                       4
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CUSIP No. 883906406


Item 1.  Security and Issuer

         This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on December 31, 2007 (the "Initial Schedule 13D") and prior amendments thereto. Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.

Item 4.  Purpose of Transaction

         In connection with the September 2009 Issuance as defined in Item 5 below, the Issuer and the Reporting Persons filed joint motions in the Delaware Court of Chancery and the United States District Court for the Eastern District of Arkansas to dismiss the lawsuits that the Reporting Persons had brought against the Issuer relating to investments made by the Reporting Persons pursuant to the 2007 SPA and the 2008 SPA (both terms are defined Item 5(c) below). On September 28, 2009, the proceeding in Arkansas (Quercus Trust v. ThermoEnergy Corporation, Case No. 3:09-cv-314) was dismissed without prejudice. On September 30, 2009, the proceeding in Delaware (Gelbaum et al. v. ThermoEnergy Corporation, Case No. 34850VCS) was dismissed without prejudice. The Reporting Persons agreed to fully release the claims underlying the foregoing actions upon completion of the Second Tranche described in Item 5(c) below.

         On October 15, 2009, David Gelbaum, David Anthony and Joseph P. Bartlett were appointed to the board of directors of the Issuer (the "Board"). David Gelbaum is one of the Reporting Persons and Messrs. Anthony and Bartlett are affiliates of the Reporting Persons.

         The Reporting Persons originally purchased shares of Common Stock for investment purposes only, but at the present time they intend to actively take part in the management of the Issuer, although no change of business plan is currently required by the Issuer as a result thereof. Further, the Reporting Persons expressly reserve the right to seek to effect certain changes in and with the Issuer, to the extent they deem advisable from time to time, either through their representation on the Board or otherwise. Moreover, the Reporting Persons have not determined but reserve the right to exercise and/or convert their equity securities of the Issuer, purchase additional shares of Common Stock in the open market or in private transactions, or take other actions to increase the Reporting Persons' economic stake and voting influence over the Issuer. The Reporting Persons may also from time to time determine to sell Common Stock and other securities in the open market or in private transactions.

         Other than as described above, the Reporting Persons do not have any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent they deem advisable.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 3, the Reporting Persons beneficially own 32,953,334 shares of Common Stock. This is represents a sum of
(i) 6,666,667 shares of Common Stock (ii) currently exercisable warrants to purchase up to a total of 15,120,000 shares of Common Stock at an exercise price of $0.36 per share, and (iii) currently convertible 8% Secured Convertible Promissory Notes with an aggregate principal balance of $2,680,000, with a conversion price of $0.24 per share. The foregoing represents a beneficial ownership of 41.3% of the shares of Common Stock (based on the number of shares of Common Stock outstanding as reported on the Issuer's 10-K filed on October 8, 2009 and after giving effect to the conversion of the above-described notes and exercise of the above-described warrants of the Reporting Persons).

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CUSIP No. 883906406


         (b) The Reporting Persons have shared voting and dispositive power with respect to 32,953,334 shares of Common Stock. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock beneficially owned by the Trust.

         (c) Prior to September 28, 2009, the Reporting Persons owned the following securities of the Issuer:

                  (i) 6,666,667 shares of Common Stock and Warrant to purchase up to 10,000,000 shares of Common Stock, with an original exercise price of $1.50 per share (collectively, the "2007 Warrant"), pursuant to that certain Securities Purchase Agreement dated as of December 18, 2007 entered into by and between the Reporting Persons and the Issuer (the "2007 SPA"). As discussed below, the 2007 Warrant contained anti-dilution rights that resulted in the reduction of the exercise price to $0.36 in connection with the September 2009 Issuance. The total purchase price for the 6,666,667 shares of Common Stock and the 2007 Warrant was $5,000,000. Other terms and conditions of the 2007 SPA are described in the Issuer's Form 8-K filed with the SEC on December 19, 2007, which contains a copy of a form of the 2007 Warrant as an exhibit thereto.

                  (ii) Secured Convertible Promissory Note in the principal amount of $2,000,000, with a conversion price of $0.75 per share and an interest rate of ten percent (10%) per annum (the "2008 Note"), and Warrant to purchase up to 4,000,000 shares of Common Stock, with an exercise price of $1.12 (the "2008 Warrant"), pursuant to that certain Securities Purchase Agreement dated as of September 15, 2008 entered into by and between the Reporting Persons and the Issuer (collectively, the "2008 SPA"). As discussed below, the 2008 Warrant contained anti-dilution rights that resulted in the reduction of the exercise price to $0.36 in connection with the September 2009 Issuance. The total purchase price of securities issued pursuant to the 2008 SPA (including the 2008 Note and the 2008 Warrant) was $2,000,000. Other terms and conditions of the 2008 SPA are described in the Issuer's Form 8-K filed with the SEC on September 17, 2008, which contains a copy of a form of the 2008 Note and the 2008 Warrant as exhibits thereto. Prior to the reduction of the exercise price of the 2007 Warrant in connection with the September 2009 Issuance, the execution of the 2008 SPA and the securities issued in connection therewith triggered an anti-dilution protection set forth in the 2007 SPA and, as a result thereof, the exercise price for the 2007 Warrant was reduced to $1.25 per share.

                  (iii) Secured Convertible Promissory Note in the principal amount of $250,000, issued by the Issuer to the Reporting Persons on February 11, 2009 (the "February 2009 Note"). The original terms and conditions of the February 2009 Note are more particularly set forth in the Issuer's Form 8-K filed on February 17, 2009, which also contains a copy of the February 2009 Note as an exhibit thereto. The February 2009 Note was not convertible into shares of Common Stock by the Reporting Persons at the time of its issuance.

                  (iv) Secured Convertible Promissory Note in the principal amount of $150,000, issued by the Issuer to the Reporting Persons on June 25, 2009 (the "June 2009 Note"). The original terms and conditions of the June 2009 Note are more particularly set forth in the Issuer's Form 8-K filed on June 30, 2009, which also contains a copy of the June 2009 Note as an exhibit thereto. The June 2009 Note was not convertible into shares of Common Stock by the Reporting Persons at the time of its issuance.

                  On September 28, 2009, the Issuer issued to a group of investors, including, without limitation, the Reporting Persons, those certain 8% Secured Convertible Promissory Notes in the aggregate principal amount of $1,680,000, with a conversion price of $0.24 per share (the "September 2009 Notes"), and Warrants to purchase up to a total of 6,720,000 shares of Common Stock with an exercise price of $0.50 per share (the "September 2009 Warrants") (collectively, the "September 2009 Issuance"). As part of the September 2009 Issuance, the Reporting Persons acquired, for a total purchase price of $280,000, two 8% Secured Convertible Promissory Notes in the aggregate principal amount of $280,000, convertible into 1,166,667 shares of Common Stock, and two Warrants to purchase up to a total of 1,120,000 shares of Common Stock. The terms and conditions of the September 2009 Issuance are more particularly set forth in the Issuer's Form 8-K filed on October 2, 2009, which also contains a copy of a form of the September 2009 Notes and the September 2009 Warrants as exhibits thereto.

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CUSIP No. 883906406

                  Further, in connection with and as a result of the September 2009 Issuance:

                  (i) The anti-dilution protection contained in the 2007 Warrant was again triggered and the exercise price of the 2007 Warrant was further reduced to $0.36 per share.

                  (ii) The anti-dilution protection contained in the 2008 Warrant was triggered and the exercise price of the 2008 Warrant was reduced to $0.36 per share.

                  (iii) The 2008 Note was amended and restated with the following principal terms: the conversion price was reduced to $0.24 per share, the interest rate was reduced to eight percent (8%) per annum and the maturity date was amended to mature on the earlier to occur of (i) the closing of the Second Tranche of the Series B Convertible Preferred Stock financing contemplated by that certain Term Sheet dated September 16, 2009 and executed by the Reporting Persons and certain other investors or (ii) December 31, 2010 (hereinafter, the "New Maturity Date"). As amended and restated, the 2008 Note is currently convertible into 8,333,333 shares of Common Stock.

                  (iv) The February 2009 Note was amended and restated with the following principal terms: the conversion price was amended to $0.24 per share, the interest rate was reduced to eight percent (8%) per annum and the maturity date was amended to the New Maturity Date. As amended and restated, the February 2009 Note is currently convertible into 1,041,667 shares of Common Stock.

                  (v) The June 2009 Note was amended and restated with the following principal terms: the conversion price was amended to $0.24 per share, the interest rate was reduced to eight percent (8%) per annum and the maturity date was amended to the New Maturity Date. As amended and restated, the June 2009 Note is currently convertible into 625,000 shares of Common Stock.

                  As reported in Item 4, David Gelbaum was appointed to the Board of Directors of the Issuer on October 15, 2009. Pursuant to the Issuer's 2008 Incentive Plan, Mr. Gelbaum (as a non-employee director) automatically received options to purchase 10,000 shares of Common Stock at an exercise price of $0.37 per share (the "Option"). The Option becomes exercisable at the time of the next annual meeting of stockholders of the Issuer (assuming Mr. Gelbaum continues to serve as a director through the date of such meeting) and has a term of 10 years. As a result, on the date of this Amendment No, 3, the Reporting Persons are deemed to not beneficially own the Option.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A: Agreement Regarding Joint Filing of Amendment No. 3 to
Schedule 13D


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CUSIP No. 883906406


SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.


Dated:  October 20, 2009         /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  As Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust


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CUSIP No. 883906406


                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 3 TO SCHEDULE 13D



         The undersigned agree that the Amendment No. 3 to Schedule 13D with respect to the Common Stock of ThermoEnergy Corporation is a joint filing being made on their behalf.


Dated:  October 20, 2009         /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  As Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust



                                       9